July 2, 2021

Division of Corporation Finance

Office of Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7010

Attn:	Robert Klein
Cara Lubit John Stickel John Dana Brown

Re:	KingsCrowd, Inc.
Offering Statement on Form 1-A Filed March 31, 2021 File No. 024-11497

Ladies and Gentlemen:

This letter sets forth the responses of KingsCrowd, Inc. (“we,” “us” or the “Company”) to the comments contained in your letter, dated June 23, 2021 (the “Letter”), relating to the Company’s Offering Statement on Form 1-A, File No. 024-11497 (the “Offering Statement”), originally filed on March 31, 2021 as amended by Amendment No. 1 filed no June 4, 2021.  The comments of the staff of the U.S. Securities and Exchange Commission (the “Staff”) are set forth in bold italicized text below, and the responses of the Company are set forth in plain text immediately following each comment.  Please note that references to page numbers in this letter are to the page numbers in Amendment No. 2 to the Offering Statement (“Amendment No. 2”), which we are submitting, via EDGAR on the date hereof.

Amendment No. 1 to Offering Statement on Form 1-A filed June 4, 2021

Offering Circular Summary

Overview, page 4

1.

We note your response to our comment 2 and related revisions throughout the Offering Statement. However, it is still unclear as to why the amount of annual recurring revenue of $12,000, $50,000, and $700,000 for 2018, 2019 and 2020, respectively, disclosed on page 4 still does not reconcile to the amount of annual recurring revenue disclosed on pages 37 and 39 for the same periods. Please revise or clarify accordingly.

We respectfully advise the Staff that we have revised the recurring revenue numbers appearing on page 4 to reconcile with the information included in the section titled “Management's Discussion and Analysis of Financial Condition and Results of Operations.” We apologize for this administrative oversight.

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2.

We note your response to comment 3. Please disclose here, or in another appropriate section of the offering circular, each material basis for your belief that you are the first and only comprehensive data-driven rating and analytics facility to service the online private market space. In that regard, we note the discussion of the basis for your belief that you included in your response letter.

We respectfully advise the Staff that we have revised Amendment No. 2 on page 45 to include the material bases for our belief that we are the first and only comprehensive data-driven rating and analytics facility to service the online private market space. We advise the Staff that the new disclosure draws from our discussion in our response to the Staff’s comments to Amendment No. 1.

Dilution, page 27

3.

Please revise your disclosures to include an introductory paragraph with a detailed explanation of the transactions, events, and activities to which the pro forma information gives effect. Ensure the revised disclosures include a robust discussion of the relevant terms, amounts, and a description of the nature of the adjustments.

We respectfully advise the Staff that we have revised Amendment No. 2 on pages 27 and 28 to include a detailed explanation of the transactions, events, and activities to which the pro forma information gives effect.

4.

We note your revised disclosures on page 27 quantifying the net tangible book value at December 31, 2020 along with quantifying the impact of adjustments for the exercise of outstanding warrants and conversion of convertible notes payable. Please revise to provide more detailed disclosure showing the reconciliation of net tangible book value at December 31, 2020 to the financial statements and the computation of each of the adjustments.

We respectfully advise the Staff that we have revised Amendment No. 2 on page 28 to provide more detailed disclosure as described in our response to comment 3 above. Further, we have a new detailed table, showing the reconciliation of net tangible book value at December 31, 2020 to the financial statements and the computation of each of the adjustments by adding a table that includes the relevant information.

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5.

We note your response to the third bullet of comment 4 and the revisions on page 29 stating that the 2021 Convertible Notes are excluded from the calculation of net tangible book value given that the proceeds from the sale of such notes had not been received during fiscal 2020. We also note your disclosure on page 11 stating that convertible promissory notes issued and sold during the last quarter of 2020 and the first quarter of 2021 are collectively referred to as the 2021 Convertible Notes. Given that these notes have a dilutive effect on shareholders, regardless of proceeds being received in 2020 or 2021, please revise to reflect this dilutive impact or provide us with your analysis, with reference from authoritative GAAP, supporting why this is not necessary.

We respectfully advise the Staff that the dilutive impact of all convertible notes is accounted for in the dilution calculations. The total number of shares of Class A common stock into which the 2021 Convertible Notes (which includes convertible notes issued in 2020 and 2021) are expected to convert are included in the “Shares issued and outstanding pre-financing, assuming full conversion warrants and convertible notes” line, as demonstrated in the table we have added that appears on page 29 of Am. No. 2. We previously excluded the dollar amounts received from the proceeds of the sale of the 2021 Convertible Notes sold during 2021 from the net tangible book value because there is no impact prior to conversion of such promissory notes. However, in order to maintain consistency with the presentation of the 2021 Convertible Notes sold during 2020 and the hypothetical scenario that all 2021 Convertible Notes are converted upon qualification of the offering, we have added an adjustment in the table that appears on page 30 of Am. No. 2 to increase the net tangible book value by the amount of proceeds received from the sale of the 2021 Convertible Notes sold during 2021 to reflect the cash proceeds received after December 31, 2020 and that these notes are expected to convert to equity upon the qualification of this offering.

6.

In addition to the above comment, it is also unclear why adjustments cannot be reflected, within the Dilution section, to present the potentially dilutive impact of the transaction as if they had occurred. Please provide us with a reference to authoritative literature supporting the Company's basis for excluding the pro forma impact of the 2021 Convertible Notes within the Dilution section given the potentially dilutive impact of the notes and that they will automatically convert into a number of shares of Class A common stock being offered in this offering. Alternatively, revise to provide adjustments to reflect the pro forma impact of the 2021 Convertible Notes on the Company's dilution calculations.

We respectfully advise the Staff that we believe that our response to comment 5 above addresses the Staff’s concern in this comment 6. Toward that end, we note that the table added on page 30 of Am. No. 2 addresses the impact of the shares of Class A common stock issuable upon conversion of the 2021 Convertible Notes sold during 2021, under the presumption of full conversion, are included in the dilution calculations.

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Management's Discussion and Analysis of Financial Condition and Results of Operations

Comparison of the Years Ended December 31, 2019 and 2020

Revenue, page 41

7.

We note your discussion attributing the growth in revenue primarily due to growth from existing customers with the remainder due to new customers. Please revise to separately quantify the amount of revenue growth attributable each to existing and new customers.

We respectfully advise the Staff that we have revised Amendment No. 2 to add disclosure on page 42 under the heading “Comparison of the Years Ended December 31, 2019 and 2020 – Revenue,” that separately quantifies the amount of revenue growth attributable to existing and new customers for the years ended 2019 and 2020.

In addition to the revisions made in response to the Staff’s comments, we note as follows:

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we have made technical revisions to the section titled “Plan of Distribution” in response to comments received by OpenDeal Broker LLC, the placement agent for the offering, from the Financial Industry Regulatory Authority; and

•	we have made revisions to correct typographical errors as necessary.

We hope that the responses we have provided in this correspondence are helpful and fully resolve the comments raised in the Letter. If you have any questions or further comments, please feel free to contact the undersigned at (914) 826-4520 or by email at chris@kingscrowd.com. You may also contact our counsel, William Ruffa, directly at (646) 831-0320 or by email at bruffa@lawruffa.com.

Very truly yours, KINGSCROWD, INC.

By:	/s/ Christopher Lustrino

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